UNITED STATES
	SECURITIES AND EXCHANGE COMMISSION
	WASHINGTON, D.C.  20549

	SCHEDULE 13G

	Under the Securities Exchange Act of 1934


	Country Wide Transport Services, Inc.
	(Name of Issuer)

	Common Stock
	(Title of Class of Securities)

	222366-20-5
	(CUSIP Number)



*The remainder of this cover page shall be filled out or a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



CUSIP No. 222366-20-5	SCHEDULE 13G	Page 2 of 8


1	Name of Reporting Person		ROI Capital Management, Inc.
	IRS Identification No. of Above Person	68-0269547

2	Check the Appropriate Box if a Member of a Group
			(a)	[ ]
			(b)	[ ]

3	SEC USE ONLY


4	Citizenship or Place of Organization

		California

			5	Sole Voting Power

				632,440

	NUMBER OF	6	Shared Voting Power
	SHARES
	BENEFICIALLY			-0-
	OWNED BY EACH
	REPORTING	7	Sole Dispositive Power
	PERSON WITH
				632,440

		8	Shares Dispositive Power

				-0-

9	Aggregate Amount Beneficially Owned by each Reporting
Person

	632,440

10	Check Box if the Aggregate Amount in Row (9) Excludes
Certain Shares*	      [ ]

11	Percent of Class Represented by Amount in Row 9

	19.2%

12	Type of Reporting Person*

	CO, IA


CUSIP No. 222366-20-5	SCHEDULE 13G	Page 3 of 8


1	Name of Reporting Person		ROI Partners, L. P.
	IRS Identification No. of Above Person

2	Check the Appropriate Box if a Member of a Group
			(a)	[ ]
			(b)	[ ]

3	SEC USE ONLY


4	Citizenship or Place of Organization

		California

			5	Sole Voting Power

				332,100

	NUMBER OF	6	Shared Voting Power
	SHARES
	BENEFICIALLY			-0-
	OWNED BY EACH
	REPORTING	7	Sole Dispositive Power
	PERSON WITH
				332,100

		8	Shares Dispositive Power

				-0-

9	Aggregate Amount Beneficially Owned by each Reporting
Person

	332,100

10	Check Box if the Aggregate Amount in Row (9) Excludes
Certain Shares*	      [ ]

11	Percent of Class Represented by Amount in Row 9

	10.1%

12	Type of Reporting Person*

	PN


CUSIP No. 222366-20-5	SCHEDULE 13G	Page 4 of 8


1	Name of Reporting Person		Mark T. Boyer
	IRS Identification No. of Above Person

2	Check the Appropriate Box if a Member of a Group
			(a)	[ ]
			(b)	[ ]

3	SEC USE ONLY


4	Citizenship or Place of Organization

		United States

			5	Sole Voting Power

				632,440

	NUMBER OF	6	Shared Voting Power
	SHARES
	BENEFICIALLY			-0-
	OWNED BY EACH
	REPORTING	7	Sole Dispositive Power
	PERSON WITH
				632,440

		8	Shares Dispositive Power

				-0-

9	Aggregate Amount Beneficially Owned by each Reporting
Person

	632,440

10	Check Box if the Aggregate Amount in Row (9) Excludes
Certain Shares*	      [ ]

11	Percent of Class Represented by Amount in Row 9

	19.2%

12	Type of Reporting Person*

	IN


CUSIP No. 222366-20-5	SCHEDULE 13G	Page 5 of 8


1	Name of Reporting Person		Mitchell J. Soboleski
	IRS Identification No. of Above Person

2	Check the Appropriate Box if a Member of a Group
			(a)	[ ]
			(b)	[ ]

3	SEC USE ONLY


4	Citizenship or Place of Organization

		United States

			5	Sole Voting Power

				632,440

	NUMBER OF	6	Shared Voting Power
	SHARES
	BENEFICIALLY			-0-
	OWNED BY EACH
	REPORTING	7	Sole Dispositive Power
	PERSON WITH
				632,440

		8	Shares Dispositive Power

				-0-

9	Aggregate Amount Beneficially Owned by each Reporting
Person

	632,440

10	Check Box if the Aggregate Amount in Row (9) Excludes
Certain Shares*	      [ ]

11	Percent of Class Represented by Amount in Row 9

	19.2%

12	Type of Reporting Person*

	IN


CUSIP No. 222366-20-5	SCHEDULE 13G	Page 6 of 8


Item 1(a).	Name of Issuer.

	Country Wide Transport Services, Inc.

Item 1(b).	Address of Issuer's Principal Executive Offices.

	119 Despatch Drive, East Rochester, NY  14445

Item 2(a).	Names of Persons Filing.

	ROI Capital Management Inc., ROI Partners, L. P., Mark T.
Boyer and Mitchell J. Soboleski.

Item 2(b).	Address of Principal Business Office or, if none,
Residence.

	The business address of ROI Capital Management Inc., ROI
Partners, L. P., Mark T. Boyer and Mitchell J. Soboleski is 17
E. Sir Francis Drake Blvd., Suite 225, Larkspur, CA  94939.

Item 2(c).	Citizenship.

	ROI Capital Management, Inc. is a California corporation,
ROI Partners, L. P. is a California limited partnership, and Mark T. Boyer and Mitchell J. Soboleski are citizens of the
United States of America.

Item 2(d).	Title of Class of Securities.

	common stock

Item 2(e).	CUSIP Number.

	222366-20-5

Item 3.		Type of Reporting Person.

	ROI Capital Management, Inc. is an investment advisor registered under Section 203 of the Investment Advisors Act of 1940. ROI Partners, L. P. is an investment limited partnership, whose general partner is ROI Capital Management, Inc. Mark T. Boyer and Mitchell J. Soboleski are the sole shareholders of ROI Capital Management, Inc.

Item 4.		Ownership.

	Reference is made hereby made to Items 5-9 and 11 of pages two (2), three (3), four (4) and five (5) of this Schedule G, which Items are incorporated by reference herein.



CUSIP No. 222366-20-5	SCHEDULE 13G	Page 7 of 8


Item 5.	Ownership of Five Percent or Less of a Class.

	Not applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of
Another Person.

	ROI Capital Management, Inc. is deemed to be the beneficial owner of the number of securities reflected in items 5-9 and 11 of page three (3) of this Schedule G pursuant to separate arrangements whereby it acts as investment adviser to certain persons, including ROI Partners, L.P., in which it also holds an ownership interest. Each person for whom ROI Capital Management, Inc. acts as investment adviser has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the common stock purchased or held pursuant to such arrangements. Mark T. Boyer and Mitchell
J. Soboleski are deemed to be the beneficial owners of the number of securities reflected in Items 5-9 and 11 of page two
(2) of this Schedule G pursuant to their ownership interests in ROI Capital Management, Inc.

Item 7.	Identification and Classification of the Subsidiary
which Acquired the Security Being Reported on by the Parent
Holding Company.

	Not applicable.

Item 8.	Identification and Classification of Members of the
Group.

	Not applicable.

Item 9.	Notice of Dissolution of Group.

	Not applicable.

Item 10.	Certification.

	By signing below, each of the undersigned certifies that, to the best of his knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.



CUSIP No. 222366-20-5	SCHEDULE 13G	Page 8 of 8


Signature

	After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED:	June 16, 1998

	MARK T. BOYER



	/s/ Mark T. Boyer
	________________________
	Mark T. Boyer


DATED:	June 16, 1998

	MITCHELL J. SOBOLESKI



	/s/ Mitchell J. Soboleski
	________________________
	Mitchell J. Soboleski


DATED:	June 16, 1998

	ROI CAPITAL MANAGEMENT, INC.



	/s/ Mitchell J. Soboleski
	________________________
	By:	Mitchell J. Soboleski
	Its:	Secretary

DATED:	June 16, 1998

	ROI Partners, L. P.



	/s/ Mitchell J. Soboleski
	________________________
	By:	Mitchell J. Soboleski
	Its:	Secretary of ROI Capital
		Management, Inc.,
		its general partner